Florida 33602 Florida 33601-3913

RANDY K. STERNS rsterns@bushross.com (813) 204-6401	1801 N. Highland Avenue Tampa, Florida 33602 (813) 224-9255 (813) 223-9620 www.bushross.com Mailing Address: Post Office Box 3913 Tampa, Florida 33601-3913

December 11, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 4720

Washington, DC 20549

Attn:  Robert Arzonetti or Christian Windsor

RE:	Ministry Partners Investment Company, LLC Supplemental Correspondence Registration Statement on Form S-1 filed November 17, 2023
File No. 333-275625

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Ministry Partners Investment Company, LLC (the “Company”), in response to your comment letter dated December 5, 2023.

We appreciate your office’s review of the Company’s submission.  We hereby respond to these comments in the order of their presentation in your comment letter:

Form S-1 filed November 17, 2023

General

1.Please clarify why the bond offering size is $200,000,000 yet the 2024 Class A Debt Certificate Trust Indenture authorizes an issuance up to an aggregate amount of $375,000,000 but no more than the number of certificates outstanding in the aggregate having an unpaid balance of $250,000,000.

RESPONSE: We have revised the Trust Indenture and disclosure in the Registration Statement to provide that the Trust Indenture permits up to $300,000,000 of Certificates to be issued.  In addition, no Certificates may be issued under the Trust Indenture if the aggregate amount of the unpaid balance of outstanding Certificates exceeds $200,000,000.  The Company’s previous Trust

8BI773102.DOCX

United States Securities and Exchange Commission

December 11, 2023

Indenture entered into under the Prospectus dated January 8, 2021 also included a provision which authorized up to $300,000,000 of Certificates to be issued under the previous Trust Indenture.

2.We note that you have occasionally submitted documents styled as Rule 424(b)(3) prospectus supplements using the EDGAR submission type "SUPPL." These supplements include changes to the interest rates offered on your notes. Please provide us with your analysis as to why the supplements are not covered by Rule 424. Alternatively, please confirm that if you supplement your prospectus in the future, you will submit the supplement under the appropriate 424 submission type. For instance, we note that on your cover page, you indicate that you will file supplements under Rule 424(b)(3).

RESPONSE: We acknowledge your comment that the Company occasionally submitted documents styled as Rule 424(b)(3) Prospectus Supplements using the Edgar submission type “SUPPL.”  Please be advised that if the Company supplements its Prospectus in the future under this Registration Statement, it will submit the supplements under the appropriate Rule 424 submission type.  In addition, please note that we have revised the cover page of the Company’s Registration Statement to delete any reference to filing a supplement under Rule 424(b)(3).

Management’s Discussion and Analysis

Debt Securities, page 73

3.You state that "[h]istorically, [you] have been successful in generating reinvestments by [y]our debt security holders when the notes they hold mature." Please revise to clarify the reinvestment process, the notice process and the impact of reinvestments on the amounts outstanding under the Form S-1 shelf registration statement.

RESPONSE: We have revised the disclosure in the Registration Statement under the Section titled “How to Purchase a Certificate” to clarify the reinvestment process the Company will undertake when a holder of a Certificates decides to purchase a new Certificate when a previously held Certificate matures. In addition, we have also added language in the Section entitled “Management’s Discussion and Analysis” to clarify the notice process undertaken when a Certificate matures and confirm that a newly issued Certificate when an investor re-invests all or a portion of a maturing Certificate will be deemed to have been issued under the Registration Statement and Indenture.

Certain Relationships and Related Transaction, page 112

8BI773102.DOCX

United States Securities and Exchange Commission

December 11, 2023

4.You state on page 112 that "[t]he KCT Operating LOC is a $5.0 million short-term demand credit facility with a one-year maturity date ending on June 6, 2023" and that it automatically renews for another year term unless either party furnishes written notice. You further state in the table on page 114 that the KCT Operating LOC has a maturity date of June 6, 2024. Please revise your disclosure to clarify whether the KCT Operating LOC automatically renewed for another year to June 6, 2024.

RESPONSE: We have revised the Prospectus to confirm that the KCT Operating LOC was extended for a one-year period ending on June 6, 2024

Should you have additional questions or comments regarding this matter, please contact me at (813) 204-6401.

Thank you for your attention and courtesies with respect to this matter.

Respectfully Submitted,

Bush Ross, P.A.

Randy K. Sterns

RKS/jal

Cc813: Joseph W. Turner, Jr.

8BI773102.DOCX